September 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	Acceleration Request for Shepherd’s Finance, LLC
Registration Statement on Form S-1, as amended (File No. 333-263759)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Shepherd’s Finance, LLC (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (EST) on September 16, 2022 or as soon thereafter as practicable.

Please contact Michael K. Rafter of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (404) 322-6627 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Shepherd’s Finance, LLC

By:	/s/ Daniel M. Wallach
Daniel M. Wallach
Chief Executive Officer